ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет
Кор.счет.
БИК
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 23.04.2007г № 10.3.1/06-1739

на № от

07023032

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SEC MAIL RECEIVED PROCESSING APR 26 2007 WASH. D.C. 205 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

Notification on the facts
that may influence significantly the price of the Issuer's securities

Information about the acquisition by the Issuer of a shareholding in the authorized capital (share fund) of other commercial organization exceeding five percent of such capital or a portion of ordinary shares of other joint-stock company exceeding five percent of their number as well as on changes of such shareholdings resulting in their amount more or less than 5, 10, 15, 20, 25, 30, 50 and 75 percent

1. General	
1.1. Full registered name of the Issuer	*Public Joint-Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

2. Substance
2.1. Full registered name, location of the company in which authorized capital (share fund) the Issuer has acquired a shareholding (ordinary shares) or in which the Issuer's shareholding has changed: ***Closed Joint-Stock Company TV and Radio Broadcasting "Foton",*** ***30, Zheleznodorozhnaya Street, Krasnodar, 350033*** 2.2. The Issuer's shareholding in the authorized capital (share fund) of the above company before the change, and in case such company is a joint-stock company - portion of ordinary shares of such joint-stock company owned by the Issuer prior to the change: ***Share in the authorized capital: 50.5 %*** ***Portion of ordinary shares: 50.5%*** 2.3. The Issuer's shareholding in the authorized capital (share fund) of the above company after the change, and in case such company is a joint-stock company - portion of ordinary shares of such joint-stock company owned by the Issuer after the change. ***Share in the authorized capital: 0 %*** ***Portion of ordinary shares: 0%*** 2.4. Date of the change of the Issuer's shareholding in the authorized capital (share fund) of the above mentioned company: ***3rd April 2007***

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 19 " April 20 07	Official seal	

END